UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                               ISONICS CORPORATION
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                  464895101
                                (CUSIP Number)


                                January 27, 2004
             (Date of Event Which Requires Filing of this Statement)


      [ ]  Rule 13d-1(b)
      [x]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

                                    SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 464895101                                           Page 2 of 13 Pages
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mercator Momentum Fund, L.P.                             EIN:03-0021366
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER
  NUMBER OF
                     0
   SHARES       ----------------------------------------------------------------

BENEFICIALLY    6    SHARED VOTING POWER

  OWNED BY           1,045,960
                ----------------------------------------------------------------
    EACH
                7    SOLE DISPOSITIVE POWER
  REPORTING
                     0
   PERSON       ----------------------------------------------------------------

    WITH        8    SHARED DISPOSITIVE POWER

                     1,045,960
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,045,960
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.08%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 464895101                                           Page 3 of 13 Pages
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mercator Momentum Fund III, L.P.                         EIN:32-0056070
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER
  NUMBER OF
                     0
   SHARES       ----------------------------------------------------------------

BENEFICIALLY    6    SHARED VOTING POWER

  OWNED BY           1,376,262
                ----------------------------------------------------------------
    EACH
                7    SOLE DISPOSITIVE POWER
  REPORTING
                     0
   PERSON       ----------------------------------------------------------------

    WITH        8    SHARED DISPOSITIVE POWER

                     1,376,262
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,376,262
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.12%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

                                    SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 464895101                                           Page 4 of 13 Pages
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mercator Advisory Group, LLC                             EIN:300021359
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER
  NUMBER OF
                     0
   SHARES       ----------------------------------------------------------------

BENEFICIALLY    6    SHARED VOTING POWER

  OWNED BY 1,522,468, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds").
    EACH             Mercator Advisory Group, LLC ("MAG") is the general partner of the Funds.
  REPORTING     ----------------------------------------------------------------

   PERSON       7    SOLE DISPOSITIVE POWER

    WITH             0
                ----------------------------------------------------------------

                8    SHARED DISPOSITIVE POWER

                     1,522,468, some of which are held by the Funds. MAG is the general partner of the Funds.
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,522,468
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        IA
--------------------------------------------------------------------------------

                                    SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 464895101                                           Page 5 of 13 Pages
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David F. Firestone
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER
  NUMBER OF
                     0
   SHARES       ----------------------------------------------------------------

BENEFICIALLY    6    SHARED VOTING POWER

  OWNED BY           1,522,468, all of which are held by the Funds and MAG.
                     David F. Firestone is Managing Member of MAG.
    EACH        ----------------------------------------------------------------

  REPORTING     7    SOLE DISPOSITIVE POWER

   PERSON            0
                ----------------------------------------------------------------
    WITH
                8    SHARED DISPOSITIVE POWER

                     1,522,468, all of which are held by the Funds and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,522,468
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.11%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

Item 1.  Issuer.

      (a) The name of the issuer is Isonics Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 5906 McIntyre Street, Golden, Colorado 80403.

Item 2.  Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").

      (e) The CUSIP number is 464895101.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ]   An   investment   adviser   in   accordance   with   Section
240.13d-1(b)(1)(ii)(E).

      (f) [ ] An employee  benefit plan or  endowment  fund in  accordance  with
Section 240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent  holding  company or control  person in  accordance  with
Section 240.13d-1(b)(1)(ii)(G).


                               Page 6 of 13 Pages

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4.  Ownership.

      On January 27, 2004, Momentum Fund and Momentum Fund III acquired 9,500 shares and 12,500 shares, respectively, of the Series C Preferred Stock of the Issuer (the "Series C Shares") at $100 per share. In the same transaction, Momentum Fund, Momentum Fund III and MAG acquired warrants to purchase 86,364, 113,636 and 227,701 shares of the Common Stock of the Issuer, respectively.

      Each of the Series C Shares is convertible at the election of its holder into a number of shares of the Common Stock of the Issuer equal to $100 divided by the then current "Conversion Price." The Conversion Price is defined as equal to 80% of the Market Price (as defined below), rounded to the nearest penny; provided, however, that in no event may the Conversion Price be less than $0.95 (the "Floor Price") or exceed $1.25 (the "Ceiling Price"). Both the Floor Price and Ceiling Price are subject to further adjustment upon the occurrence of stock splits and various other events. For purposes of determining the Conversion Price, the "Market Price" is defined as the average of the lowest 3 inter-day trading prices of the Common Stock, as obtained from Bloomberg Financial
Services or another similar service, for the five consecutive trading days immediately preceding the conversion date.

      The Certificate of Determination which establishes the terms of the Series C Shares and the agreements governing the terms of the warrants contain provisions prohibiting any conversion of the Series C Shares or exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. Subject to that limitation, the number of shares of the Common Stock of the Issuer beneficially owned by each of the Reporting Persons is subject to variation based on changes of the Market Price of the Common Stock.

      The tables below set forth information regarding the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons and their percentages of beneficial ownership as of January 27, 2004, using $0.99 as the Conversion Price of the Series C Shares.

                               Page 7 of 13 Pages

                                         January 27, 2004
                                         ----------------
Momentum Fund
-------------
     Shares beneficially owned             1,045,960

     Percent of Class                          7.08%

     Sole Voting Power                             0

     Shared Voting Power                   1,045,960

     Sole Dispositive Power                        0

     Shared Dispositive Power              1,045,960



Momentum Fund III
-----------------
     Shares beneficially owned             1,376,262

     Percent of Class                          9.12%

     Sole Voting Power                             0

     Shared Voting Power                   1,376,262

     Sole Dispositive Power                        0

     Shared Dispositive Power              1,376,262





                               Page 8 of 13 Pages

                                     January 27, 2004
                                     ----------------
MAG
---
     Shares beneficially owned            1,522,468

     Percent of Class                         9.99%

     Sole Voting Power                            0

     Shared Voting Power                  1,522,468

     Sole Dispositive Power                       0

     Shared Dispositive Power             1,522,468




David F. Firestone
------------------
     Shares beneficially owned            1,522,468

     Percent of Class                         9.99%

     Sole Voting Power                            0

     Shared Voting Power                  1,522,468

     Sole Dispositive Power                       0

     Share Dispositive Power              1,522,468



                               Page 9 of 13 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

      Not Applicable.

Item 9.  Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 10 of 13 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004              MERCATOR MOMENTUM FUND, L.P.

                                     By: MERCATOR ADVISORY GROUP, LLC, its
                                         general partner

                                     By: /s/ David F. Firestone
                                         ____________________________________
                                         David F. Firestone, Managing Member


Dated: February 9, 2004              MERCATOR MOMENTUM FUND III, L.P.

                                     By: MERCATOR ADVISORY GROUP, LLC, its
                                         general partner


                                     By: /s/ David F. Firestone
                                         ____________________________________
                                         David F. Firestone, Managing Member


Dated: February 9, 2004              MERCATOR ADVISORY GROUP, LLC

                                     By: /s/ David F. Firestone
                                         ____________________________________
                                         David F. Firestone, Managing Member



Dated: February 9, 2004              /s/ David F. Firestone
                                     ____________________________________
                                     David F. Firestone



                               Page 11 of 13 Pages

                                EXHIBIT INDEX

Exhibit A         Agreement of Joint Filing
































                               Page 12 of 13 Pages

                                  EXHIBIT A
                                  ---------

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated February 9, 2004, containing the information required by Schedule 13G, for shares of the common stock of Isonics Corporation beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P. and Mercator Advisory Group, LLC and such other holdings as may be reported therein.

Dated: February 9, 2004

MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner

By: /s/ David F. Firestone
    ____________________________________
    David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By: /s/ David F. Firestone
    ____________________________________
    David F. Firestone, Managing Member


MERCATOR ADVISORY GROUP, LLC

By: /s/ David F. Firestone
    ____________________________________
    David F. Firestone, Managing Member


/s/ David F. Firestone
____________________________________
David F. Firestone



                               Page 13 of 13 Pages